Exhibit 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the years ended December 31,
	2008		2007		2006	2005	2004
Earnings before fixed charges:
Add:
Income (loss) from continuing operations (a)	$13,670		$18,584		$(28,647)	$28,512	$47,251
Minority interest attributable to continuing operations	304		900		(1,898)	731	2,280
Fixed charges — per below	172,827		185,572		186,044	86,191	61,443
Less:
Capitalized interest	(16,338)		(17,476)		(9,537)	(9,603)	(3,030)
Preferred Distributions of consolidated subsidiaries	—		—		—	—	(832)

Earnings before fixed charges	$170,463		$187,580		$145,962	$105,831	$107,112

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$148,220		$161,674		$170,214	$73,918	$54,610
Capitalized interest	16,338		17,476		9,537	9,603	3,030
Proportionate share of interest for unconsolidated real estate ventures	8,269		6,422		6,293	2,670	2,971
Distributions to preferred unitholders in Operating Partnership	—		—		—	—	832

Total Fixed Charges	172,827		185,572		186,044	86,191	61,443

Income allocated to preferred shareholders	7,992		7,992		7,992	7,992	9,720

Total Preferred Distributions	7,992		7,992		7,992	7,992	9,720

Total combined fixed charges and preferred distributions	$180,819		$193,564		$194,036	$94,183	$71,163

Ratio of earnings to combined fixed charges and preferred distributions	(b	)	(b	)	(b )	1.12	1.51

(a)	Amounts for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing opeartions for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $10,356 for the year ended December 31, 2008, $5,984 for the year ended December 31, 2007 and $48,074 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.